The Law Office of Stephen E. Rounds
1544 York Street, Suite 110
Denver, Colorado USA 80206
Tel. 303.377.4748 Fax 303.377.0231
 sercounsel@msn.com
Admin. Office T. 307.856.2467 F. 307.857.0319
sra@wyoming.com

February 2, 2007

Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-2001

Attn: Jason Wynn

Re:  U.S. Energy Corp.
Form S-3/A
File No. 333-137139

Form S-3/PEA
File No. 333-134800

Dear Commissioners:

On behalf of U.S. Energy Corp. (the “company”), we file pre-effective amendment no. 3 to Form S-3 (333-137139) and post-effective amendment no. 2 to Form S-3 (333-134800). Hard copies of the filing and this letter are being sent to Jason Wynn by Federal Express (Mail Stop 7010).

Comment. On January 30, 2007, we received one (oral) comment on the Form S-3/A (333-137139) filed on January 22, 2007, to the effect that the filing needed to be updated to reflect Forms 8-K filed after the January 22, 2007 amendment was filed.

Response. After discussions with Jason Wynn, we are filing two amendments in response to the comment:

•
Post-effective amendment Form S-3/A (333-134800), updating the incorporation by reference section to include two recent Forms 8-K, and modifying disclosure in the risk factor regarding possible dilution to shareholders if the proposed acquisition of Crested Corp. is consummated (for which proposed transaction a definitive agreement has been executed by the company and Crested).

and

•	Pre-effective Form S-3 (333-137139), with the same changes as made in the post-effective amendment referenced above.

No other changes have been made.

Please advise the undersigned if the staff has any questions.

Yours Sincerely,

/s/Stephen E. Rounds

cc:  U.S. Energy Corp.